Anchiano Therapeutics, Inc.

One Kendall Square, Building 600, Suite 6-106

Cambridge, MA 02139

April 6, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

Chris Edwards

Mary Beth Breslin

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anchiano Therapeutics Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed March 30, 2020 (File No. 001-38807)

Ladies and Gentleman:

This letter is being furnished on behalf of Anchiano Therapeutics Ltd. (the “Company”) in response to the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 3, 2020, to Dr. Frank G. Haluska, Chief Executive Officer of the Company, relating to the Company’s preliminary proxy statement as filed with the Commission on March 30, 2020 (the “Proxy Statement”). The text of the Staff’s comment is included below in bold and italics for your convenience and is followed by the Company’s response. In addition, on behalf of the Company, we are hereby filing the Company’s definitive proxy statement with the Commission.

Please revise the proxy statement to indicate whether you currently have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the amendment to the Articles of Association.

The Company has revised Proposal 3 (Approval of Amendments to Articles of Association) in the Proxy Statement on page 21 in order to indicate that it does not currently have any plans, arrangements or understandings, written or oral, to issue any of the shares that would become available as a result of the proposed amendment to the Company’s Articles of Association that is being put to a vote. Separately, as noted in Proposal 2 (Approval of our Compensation Policy, Reflecting Certain Amendments Thereto) on page 19 of the Proxy Statement, the Company expects to allow certain equity retention bonuses to be issued to its executive officers if the proposed modifications are adopted.

If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Brian Hirshberg at (212) 506-2176. Thank you for your assistance.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

Mayer Brown LLP

cc:	Dr. Frank G. Haluska

Chief Executive Officer

Anchiano Therapeutics Ltd.